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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [February], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F (X)     No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ( )     No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated February 24, 2003. Attached is English language version of the notice.

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The following table sets forth the notice of Revenues Decrease of Fiscal Year
2002.


---------------------------------------------- ----------------------------------------------------------
1. The Amount of Revenues Decrease             7,558,888,652 won
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   Ratio of Revenues Decrease                  14.8%
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   Fiscal Year 2002                            43,577,981,683 won
---------------------------------------------- ----------------------------------------------------------
   Fiscal Year 2001                            51,136,870,335 won
---------------------------------------------- ----------------------------------------------------------
2. The Reasons of Revenues Decrease            Sales slowdown due to the economic downturn in 2002
---------------------------------------------- ----------------------------------------------------------
3. Total Assets of Fiscal Year 2002            214,558,352,476 won
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4. Other                                       These figures, which are prior to the audit of 2002, shall be changed according to an overcome of auditing.
---------------------------------------------- ----------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2003

By    /s/ MiRi Chung
      -----------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team